               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.






                           FORM U-6B-2






                   CERTIFICATE OF NOTIFICATION




          Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility
Holding Company Act of 1935






Certificate is filed by Columbus Southern Power Company.






          This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.

1.   Type of security or securities.

          Unsecured debentures.

2.   Issue, renewal or guaranty.

          Issuance

3.   Principal amount of each security.

          $75,000,000 8-3/8% Junior Subordinated
          Deferrable Interest Debentures Series A, due September 30, 2025.

4.   Rate of interest per annum of each security:

          8-3/8%

5.   Date of issue, renewal or guaranty of each security.

          $75,000,000 8-3/8% Junior Subordinated
          Deferrable Interest Debentures, Series A, due 2025, issued September 27, 1995.

6.   If renewal of security, give date of original issue.

          Not applicable.

7.   Date of maturity of each security.

          September 30, 2025.

8. Name of persons to whom each security was issued, renewed or guaranteed.

          CEDE & Co., a nominee of The Depository Trust Company.

9.   Collateral given with each security.

          None.

10.  Consideration received for each security.

          Consideration received in amount of $72,715,125.

11.  Application of proceeds of each security.

          The proceeds from the sale of the securities are to be used to refund cumulative preferred stock. The Company's Cumulative Preferred Shares, 9.50% Series, par value $100 per share (750,000 shares outstanding) may be redeemed at their regular redemption price of $106.33 per share after October 31, 1995. On February 1, 1996, and each February 1 thereafter, the Company must redeem 37,500 shares of this Series, and at the Company's election may redeem up to an additional 37,500 shares, at a price of $100 per share. Prior to refunding cumulative preferred stock, the Company proposes to use the net proceeds to reduce short-term indebtedness (which may later be increased to effect such refunding) and make short-term investments. On September 20, 1995, the Company had approximately $38,825,000 of short-term indebtedness outstanding.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

          (a)  the provisions contained in the first sentence of
               Section 6(b).

          (b)  the provisions contained in the fourth sentence of
               Section 6(b).

          (c) the provisions contained in any rule of the Commission other than Rule U-48. X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

          Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

          Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

          Rule 52 relating to issuance of indebtedness by public utility subsidiaries of registered holding companies.



                         COLUMBUS SOUTHERN POWER COMPANY



                         /s/ G. P. Maloney
                         G. P. Maloney
                         Vice President


Dated:  October 2, 1995


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